Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

October 25, 2011

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  James E. O'Connor

Re:	CPG JPMorgan Alternative Strategies Fund, LLC
File No. 811-22446

Ladies and Gentlemen,

On behalf of CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund"), we wish to respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Amendment No. 1 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), received by us on September 19, 2011.

The Fund is a fund-of-funds structured as a limited liability company under Delaware law and registered as a closed-end management investment company under the 1940 Act.  The Fund will invest principally in private alternative investment funds.  The offering of Units in the Fund has not been registered under the Securities Act of 1933, as amended (the "Securities Act") and Units currently will be offered only to persons who are accredited investors under Regulation D under the Securities Act.  Because the Fund is registered only under the 1940 Act, the provisions of General Instruction G.3 are applicable to the Fund's registration statement.  Accordingly, responses to Items 1 (Outside Front Cover), 2 (Cover Pages; Other Offering Information), 3.2 (Synopsis), 4 (Financial Highlights), 5 (Plan of Distribution), 6 (Selling Shareholders) and 7 (Use of Proceeds) of Part A of Form N-2 are not required.

The Fund's Registration Statement was originally filed on August 5, 2010.  By a telephone call on September 13, 2010, the undersigned was advised by Mr. Vincent Distefano of the Staff that the Staff had no comments to the Fund's Registration Statement.

As indicated in Response 2 below, the Fund's offering was delayed principally for marketing reasons, including the decision to convert the Fund's tax structure from a tax partnership to a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.  Because of the change in tax structure, Amendment No. 1 to the Fund's Registration Statement was filed with the Commission on July 29, 2011.  Other changes included in the offering memorandum (the "Offering Memorandum) included in Amendment No. 1 reflected principally general updating of information in the Offering Memorandum. No other substantive changes were made in Amendment No. 1.  The Fund's offering commenced following the filing of Amendment No. 1.

We, together with Fund management, have reviewed the Staff's comments and prepared the responses below.  For the convenience of the Staff, the comments have been repeated in the headings below.  The Fund's response follows each heading.

SUMMARY OF TERMS1

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1
With respect to all comments relating to material contained in the Offering Memorandum's Summary of Terms, we note, as a general matter, that because Item 3.2 (Synopsis) of Form N-2 is not applicable to the Fund, the Offering Memorandum is not required to contain a synopsis or summary.

The Fund

Comment 1.  Disclose that the Fund is a "fund of hedge funds."  We note that this term is used to describe the Fund in subsequent disclosure.

Response 1.  Disclosure has been inserted into the first paragraph under the caption "Summary of Terms – The Fund" to the effect that the Fund operates as a "fund of hedge funds."

The Offering

Comment 2.  The initial registration statement was filed approximately one year ago, but it appears that the Fund has not yet commenced operation.  If so, please explain why not.  Have the proceeds received thus far been invested or have they been placed in interest-bearing escrow accounts?  Is there a minimum amount of proceeds that must be received before the Fund can commence operations?  Represent that the Fund will invest the proceeds of the offering in accordance with the requirements of Guide 1 to Form N-2.

Response 2.  We advise you supplementally as follows:

•
The commencement of operations of the Fund had been delayed principally in response to marketing factors, including, in particular, the decision to convert the Fund's tax structure from a partnership to a regulated investment company.

•
The Fund commenced its offering following the filing of Amendment No. 1 to the Fund's Registration Statement, and the first closing of the sale of Units occurred on October 1, 2011.  Prior to that date, no investor monies had been paid over to the Fund or placed in escrow.  Hereafter, investor monies received in advance of purchases of Units will be, as disclosed in the Fund's Offering Memorandum, placed in a non-interest bearing escrow account prior to the monies being invested in the Fund in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended.  See the second paragraph under the caption "Application for Investment – Purchase Terms" in the Fund's Offering Memorandum.

•	There was no minimum amount of proceeds that had to be received before the Fund could commence investment operations.

•
We believe that Guide 1 to Form N-2 is not applicable to the Fund.  We respectfully note that insofar as the Fund is registered only under the 1940 Act, Instruction G.3 to Form N-2 provides that the Fund's registration statement need not contain a response to Item 7 (Use of Proceeds).

Investment Program

Comment 3.  Please explain how a fund investing in hedge funds that may use leverage without limitation can have an objective of "less volatility" than equity investments.  Please provide disclosure that will explain the concept of "correlation" in investing.

Response 3.  The Fund believes that it is able to seek less volatility than equity investments precisely because it is investing in a portfolio of alternative investment funds.  Alternative investment funds are typically managed without reference to the performance of equity, debt and other markets, as contrasted to more typical equity or debt investment accounts.  In this manner, alternative investment funds, even if they utilize leverage, can seek attractive risk-adjusted returns – i.e., returns adjusted to take into account the volatility of those returns.  And by investing in a broad portfolio of such alternative investment funds, the Fund can seek to reduce investment volatility further.

Disclosure will be added to the Offering Memorandum defining "correlation" as the degree of relationship between investment indices.

Comment 4.  "Hedge Fund" is a term that is commonly used and understood and will make clear to investors the nature of their investment.

Response 4.  Although the Fund is expected to invest primarily in hedge funds, it may also invest in other pooled investment vehicles including other funds registered under the 1940 Act (see the disclosure under the caption "Investment Program – Investment Philosophy.")  Additionally, we believe that the use of the term "Investment Fund" is consistent with industry practice (another similar term used by other funds is "portfolio fund") and, together with other disclosure in the Offering Memorandum regarding hedge funds clearly conveys to investors the nature of their investment.

Comment 5.  A policy to favor affiliated funds when making investment decisions raises a conflict of interest when choosing among funds with similar strategies.  Please disclose how the Adviser and the Board of Directors (the "Board") will handle this conflict.

Response 5.  Although JP Morgan Chase & Co. and Highbridge Capital Management are affiliates of each other, and their respective Investment Funds are also affiliated with each other, none of such parties is a sponsor, promoter or adviser of, or an affiliated person of, the Fund.  Accordingly, typical conflicts of interest between a fund and its affiliated persons, requiring a focus by a fund's board of directors, do not exist with respect to the Fund.  Nevertheless, because the Fund emphasizes investment of its assets in Funds managed by Highbridge and its affiliates and by JP Morgan and its affiliates, disclosure is presented to describe the commercial (as contrasted to investment managerial) conflicts that may arise as a result of the various banking, investment banking and financial activities in which Highbridge or JP Morgan, or their affiliates, are engaged.

Comment 6.  Explain briefly in the summary the following strategies if they are principal investment strategies; Also briefly explain the risks created by these strategies:  convertible arbitrage strategies, statistical arbitrage strategies, risk (merger) arbitrage strategies, event-driven strategies, relative value strategies, opportunistic strategies, long/short strategies, global macro strategies, quantitative macro strategies, credit opportunity strategies, global emerging strategies, structured credit strategies, debt and equity opportunity strategies, diversified equity strategies, geographic focus strategies, growth and income strategies and sector focused strategies.

Response 6.  The Fund does not have a principal investment strategy.  Rather, as described under the caption "Investment Program – Investment Philosophy," Central Park Advisers, LLC, the Fund's adviser (the "Adviser") intends to invest primarily in multi-strategy Investment Funds that themselves engage in one or more of a wide variety of alternative investment strategies, including those listed above.  We believe that including additional text in the Investment Summary describing each possible investment strategy would add several pages to the Investment Summary and thereby reduce its effectiveness.  A cross-reference to the fuller description of the investment strategies followed by the Investment Funds, and the related risks, will, however, be added to the Investment Summary.

Comment 7.  Clarify that hedge funds normally engage in leverage.

Response 7.  The potential use of leverage by Investment Funds is made clear in the Offering Memorandum – see "Summary of Terms – Investment Program," Structure," "Investment Program – Investment Philosophy" and Types of Investments and Related Risk Factors – Trading and Investment Risks of Investment Funds – Leverage Utilized by Investment Funds."  We believe, however, that it is overly broad to state that hedge funds generally, or the Fund's Investment Funds specifically, normally engage in leverage.

Risk Factors

Comment 8.  Please disclose whether or not the Fund will incur leverage for investment purposes.  Would borrowing to fund repurchase requests burden remaining shareholders for the benefit of shareholders whose shares are repurchased?  Please explain.

Response 8.  Disclosure under the caption "Summary of Terms—Risk Factors" indicates that the Fund may incur leverage in connection with its investment activities, as well as to satisfy repurchase requests and for other purposes.

Disclosure under the caption "Types of Investments and Related Risk Factors – General Risks of Investing in the Fund – Repurchase Risks" and "-- Fund Leverage" conveys the risk of increased Fund expenses being borne by non-tendering investors following a periodic tender offer  Additionally, the following disclosure will be added to the Offering Memorandum under the caption "Repurchases of Units and Transfers – Repurchases of Units":  "If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect investors who do not tender their Units in a repurchase offer by increasing the Fund's expenses and reducing any net investment income."

Comment 9.  Refer to the underlying funds throughout the offering memorandum as "hedge funds."  Hedge funds are often highly leveraged, beyond what is permitted for registered funds.  Disclosure of this fact and the risks that are involved should be prominent in this subsection.  In addition, hedge funds may use derivatives extensively and this strategy should be discussed prominently together with the risks that are entailed, including, for example, valuation difficulties and imbedded leverage.  Disclose whether the Fund's due diligence of a hedge fund includes an examination of the extent to which the hedge fund uses leverage and derivatives.  Does the Fund have a policy with respect to the extent to which it limits its investment in hedge funds based on their use of leverage and derivatives?

Response 9.  With respect to the use of the term "hedge fund," see Response 4 above.

Disclosures under the captions "Summary of Terms—Risk Factors – Trading and Investment Risks of Investment Funds," "Investment Program – Investment Selection," "Investment Program – Risk Management and Monitoring of Investments," "Types of Investments and Related Risk Factors – Risks of Funds of Hedge Funds Structure," "Types of Investments and Related Risk Factors – Trading and Investment Risks of Investment Funds" and "Types of Investments and Related Risk Factors – Special Investment Instruments and Techniques" collectively provide extensive disclosure concerning the use by Investment Funds of leverage and derivatives and their attendant risks (including, among others, valuation risks (see "Types of Investments and Related Risk Factors – Risks of Fund of Hedge Funds Structure – Valuation") and imbedded leverage risks (see "Types of Investments and Related Risk Factors – Trading and Investment Risks of Investment Funds – Leverage Utilized by Investment Funds")).

We believe that existing disclosure in the Offering Memorandum provides in-depth disclosure of the due diligence aspect of the Adviser's investment selection and on-going monitoring processes, including consideration of an Investment Manager's use of leverage and derivatives.  See disclosure under the caption "Investment Program – Investment Selection."  While the Adviser does not apply specific metrics to the use of leverage or derivatives by an Investment Manager, the use of such investment techniques is a focus of the Adviser in its selection process.

Comment 10.  Will the Fund inquire about the existence of side pockets in its due diligence of a hedge fund?  Will the Fund invest in hedge funds that have established side pockets or do not have a policy against segregating illiquid, difficult to value or depreciated assets in side pockets?

Response 10.  The use of side pocket investments by an underlying Investment Fund is but one of many factors considered by the Fund and the Adviser before making an investment in an Investment Fund.  Although neither the Fund nor the Adviser has any firm limit on the amount of Fund assets that may be invested in side pocket investments or on the number of side pocket investments in which the Fund may participate, the Adviser expects that both will be minimal under normal market conditions.  The Fund will generally not invest in a side pocket investment that exists at the time that the Fund invests in the related Investment Fund.

The Adviser's diligence process focuses on risk management, investment and operational diligence and it will select Investment Funds using qualitative and quantitative criteria.  Investments by the Fund in underlying Investment Funds are made only after a comprehensive due diligence process has been undertaken by the Adviser consisting principally of a review of documentation provided by the Investment Fund manager, and conversations and in-person meetings with the Investment Fund's senior personnel.  As part of its due diligence inquiries, the Adviser generally seeks an understanding of the Investment Fund's authority to establish side pocket investments as well as the Investment Fund's current and potential future use thereof.  Also included in this due diligence process is a review of the valuation methodology utilized by the Investment Fund, including its method for valuing side pocket investments.  See disclosure under the captions "Investment Program – Investment Selection," "Investment Program – Risk Management and Monitoring of Investments" and "Type of Investments and Related Risk Factors – Side Pockets."

Comment 11.  Will an investor in the Fund be able to invest in hedge funds that have higher net worth or suitability standards than the Fund requires?

Response 11.  Investors in the Fund may be able to invest, indirectly through the Fund, in Investment Funds that have higher net worth or suitability standards than the Fund requires.  By investing in the Fund, investors have access to Investment Fund managers whose services typically are not available to the investing public, or who may otherwise restrict the number and type of persons whose money will be managed.  Investing in the Fund also permits investors to invest with Investment Fund Managers without being subject to the high minimum investment requirements typically imposed by such Investment Fund Managers.  If an investor meets the conditions imposed by an Investment Fund Manager, the investor may be able to invest directly with that manager and avoid the second layer of fees and expenses at the Fund level.  See disclosures under the caption "Summary of Terms – Potential Benefits of Investing in the Fund" and  under the 12th bullet under "Summary of  Terms – Risk Factors – Risks of Fund of Hedge Funds Structure."

Comment 12.  The fifteenth bullet point appears to be a description of prudent behavior by the Fund rather than a description of a risk.

Response 12.  The Fund must assure its qualification as a regulated investment company ("RIC").  Failure of the Fund to qualify as a RIC would cause it to be taxed as an ordinary corporation.  This bullet point is meant to convey the potential risk that the universe of available Investment Funds may be limited to the extent that the Fund is unable to obtain information from potential Investment Funds necessary to maintain its RIC status.

Comment 13.  Please disclose, where appropriate, the Fund's policy with respect to investing in non-voting shares.  Disclose why the Fund would make such investments.  Is there a limit on such investments?  Does the Board of Directors approve such investments?

Response 13.  We refer you to the disclosure appearing under the captions "Summary of Terms – Investment Program" and "Types of Investments and Related Risk Factors – Risks of Funds of Hedge Fund Structure – Investments in Non-Voting Stock; Inability to Vote" for disclosure concerning the Fund's intention to hold its interests in Investment Funds in non-voting form (which will have the effect of precluding the Fund from becoming an affiliated person of an Investment Fund), and the risks associated therewith.  There is no limit on the Fund's investments in non-voting shares.  The Board of Directors is aware of the Fund's policy with respect to investing in non-voting shares and has approved such policy.

Comment 14.  The concept of correlation should be elaborated.  Investors also need an explanation of why avoiding correlation is beneficial.  In addition, provide an explanation of the strategies used by hedge funds to avoid correlation with the broad markets.

Response 14.  See Response 3 above.  We believe that the benefit of seeking less correlation to the broad market indices than equity investments is self-evident and commonly understood by investors in the Fund and other similar investment products.  For an explanation of the strategies used by hedge funds to avoid correlation with the broad markets, see the disclosure under the caption "Investment Program – Investment Strategies."

Comment 15.  Please describe specifically the risks created by the derivatives that may be used by the underlying hedge funds.

Response 15.  The Fund believes that the disclosure under the caption "Types of Investments and Related Risk Factors—Special Investment Instruments and Techniques" comprehensively describes the specific risks associated with the derivative instruments that may be used by Investment Funds.  We believe that including additional text in the Investment Summary describing these specific derivative instruments and their associated risks would add several pages to the Investment Summary and thereby reduce its effectiveness.

Comment 16.  Please describe how leverage creates volatility and expand the risk disclosure to adequately cover the risks created by leverage.

Response 16.  The Fund believes that the disclosure under the caption "Types of Investments and Related Risk Factors—Trading and Investment Risks of Investment Funds – Leverage Utilized by Investment Funds" comprehensively describes how the use of leverage by Investment Funds may increase market exposure and market risk (i.e., volatility).  We believe that including additional text to the Investment Summary describing the detailed attributes of these risks would add several pages to the Investment Summary and thereby reduce its effectiveness.

Comment 17.  Please put the following language on the cover of the Offering Memorandum:  "The Fund should be considered a speculative investment and an investment in the Fund entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment."

Response 17.  We wish to note that there is no requirement in Form N-2 to include such risk factor language on the cover of a prospectus of a closed-end fund registered under the Securities Act of 1933 or an offering memorandum for a fund registered only under the 1940 Act.  Accordingly, we have chosen not to include such language.

Fees and Expenses / Expense Limitation and Reimbursement Agreement

Comment 18.  This appears to be a contractual agreement, in effect for a one-year period, subject to renewal.  Please clarify this fact and, if it is contractual, eliminate the term, "voluntary."

Response 18.  We respectfully disagree with the comment insofar as it indicates that the Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement  only after one year, although we note an error in the disclosure under this caption.  As correctly disclosed in footnote (3) under the caption "Summary of Fund Expenses" and under the caption "Brokerage," the Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement at any time and not only after an initial one-year period.  Accordingly, because of this right to discontinue, we believe that the Expense Limitation and Reimbursement Agreement is properly characterized as a voluntary agreement.  The noted error will be corrected.

Comment 19.  Please revise the disclosure under the caption "Summary of Terms—Expense Limitation and Reimbursement Agreement" to add the following clause after "Expense Cap" in the last sentence:  "in effect at the time that the expenses were waived or reimbursed."

Response 19.  We respectfully disagree with the comment.  The Expense Cap is a fixed percentage and does not depend on the date on which it is applied.

Conflicts of Interest

Comment 20.  Describe the conflict arising from the fact that the Adviser will be allocating investments among competing affiliated and non-affiliated hedge funds.

Response 20.  See Response 5 above.

Private Placement of Units

Comment 21.  Please use the term "sales load" instead of "placement fee."

Response 21.  The requested change will be made.

Application for Units

Comment 22.  Disclose in what circumstances investors will be subject to a lower minimum initial investment and the amount of such lower minimum investment.

Response 22.  Disclosure will be added to indicate that the minimum investment may be lowered to not less than $25,000 depending on consideration of various factors including the investor's overall relationship with the Adviser, the investor's holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time.

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

Comment 23.  Please put the following language on the cover of the Offering Memorandum:  "The Fund will not be listed on a national stock exchange, and no market for the Fund's Units is expected to develop.  In addition, with limited exceptions, Units are not transferable and liquidity will be provided only through limited repurchase offers."

Response 23.  We wish to note that there is no requirement in Form N-2 to include such disclosure on the cover of a prospectus of a closed-end fund registered under the Securities Act of 1933 or an offering memorandum for a fund registered only under the 1940 Act.  Accordingly, we have chosen not to include such language.

Summary of Taxation

Comment 24.  Please discuss, where appropriate, whether the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") will limit the universe of hedge funds in which the Fund may invest.  For example, the Fund may not be permitted to invest in hedge funds that invest in commodities or other instruments that are not securities for purposes of Subchapter M.

Response 24.  Disclosure under the caption "Summary of Terms—Summary of Taxation" states that because Investment Funds generally are not obligated to disclose the contents of their portfolios, this lack of transparency may make it difficult for the Adviser to comply with Subchapter M of the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest.  The Adviser believes, however, that the universe of alternative investment funds that will satisfy the Adviser's need for information and/or transparency is significant and the Fund will not be adversely affected by its fulfilling the requirements of Subchapter M.

Reports to Investors

Comment 25.  Please clarify that the Fund will furnish the information required by Form 1099 to the IRS and investors by the required deadlines.  Please explain how the Fund will accomplish this, despite the fact that it is investing in hedge funds that are partnerships that may not be able to furnish timely K-1s.

Response 25.  We advise you supplementally that the Fund will furnish to the IRS and to investors the information required by Form 1099 by the required deadlines.  The Fund intends to adopt a tax year-end of September 30. Accordingly, the Fund will have received the applicable K-1s necessary to calculate its taxable income and required distributions, which will be reported to investors on Form 1099.

SUMMARY OF FUND EXPENSES

Comment 26.  Please provide line items for organizational and offering costs and for interest expenses.

Response 26.  The table in the Offering Memorandum under the caption "Summary of Fund Expenses" will be revised to include a line item under "Investor Transaction Expenses" for offering costs;" and a line item under "Annual Expenses" for organization costs.  The Fund does not have, and does not currently anticipate having, any borrowings; accordingly, we do not believe that it is necessary or appropriate to include a line item for interest expense.

Comment 27.  The subcaption titled "Acquired Fund Fees and Expenses" should be placed directly above the subcaption titled "Total Annual Expenses."  Please see Instruction 10 to Item 3 of Form N-2.  Provide the financial information to permit us to confirm the calculation of this expense and the subcaption titled "Other Expenses."

Response 27.  The subcaptions will be reordered so that the subcaption titled "Acquired Fund Fees and Expenses" is placed directly above the subcaption titled "Total Annual Expenses."  The financial information you have requested regarding the calculation of the Acquired Fund Fees and Expenses and Other Expenses items will be provided to you supplementally.

Comment 28.  The disclosure in footnote 3 appears to be inconsistent.  The Expense Limitation and Reimbursement Agreement appears to be a contractual agreement, in effect for a one-year period, subject to renewal.  Please clarify the disclosure and, if it is contractual, eliminate the term, "voluntary."

Response 28.  See Response 18 above.

Comment 29.  Please revise the disclosure under the caption "Expense Limitation and Reimbursement Agreement" to add the following clause after "Expense Cap" in the last sentence:  "in effect at the time that the expenses were waived or reimbursed."

Response 29.  See Response 19 above.

Comment 30.  Present the second example in such a way that clarifies that it is a footnote to the first example.  How can the expenses be higher in the second example, where there is no sales load, than in the first example, which apparently shows the effect of the sales load?

Response 30.  The presentation of the second example has been revised to clarify that it is a footnote to the first example.  The examples have also been reordered to correctly reflect the application of the sales load.

STRUCTURE

Comment 31.  Disclose that investors also pay the combined fees of both a closed-end fund and a hedge fund.

Response 31.  The Fund believes that the double layer of fund expenses is already sufficiently disclosed.  See disclosures under the captions "Summary of Terms – Risk Factors – General Risks of Investing in the Fund," "Summary of Terms – Fees and Expenses," "Summary of Fund Expenses," "Type of Investments and Related Risk Factors – Risks of Fund of Hedge Funds Structure – Substantial Fees and Expenses," "Type of Investments and Related Risk Factors – Trading and Investment Risks of Investment Funds – Registered Investment Companies" and "Fees and Expenses."

INVESTMENT PROGRAM

Comment 32.  Disclosure under the caption "Investment Program" states that the Adviser expects that at least 50% of the Fund's net assets, measured at the time of investment by the Fund, will consist of Highbridge Funds or JP Morgan Funds, or a combination of both.  Does this level of investment in affiliated funds serve to mitigate the lack of transparency and unreliability of valuations that is a principal concern in the case of funds of unaffiliated hedge funds?

Response 32.  As indicated above in Response 5 and Response 20, neither JP Morgan nor Highbridge is a sponsor, promoter or adviser of, or otherwise affiliated with, the Fund.  However, JP Morgan and Highbridge have agreed to provide to the Fund sufficient information and/or transparency to their respective Investment Funds' portfolios to enable the Fund to determine its compliance with Subchapter M.  The Adviser anticipates that other Investment Funds will provide similar portfolio information and/or transparency.

Investment Philosophy

Comment 33.  Please revise the disclosure to state that registered investment companies, such as mutual funds and the Fund, are generally subject to significant regulatory restrictions in devising their own investment strategies with respect to selling securities short and using leverage and derivatives.

Response 33.  The disclosure has been revised to state that registered investment companies, such as mutual funds and the Fund, are generally subject to significant regulatory restrictions in devising their own investment strategies with respect to selling securities short and using leverage and derivatives.

Investment Strategies

Comment 34.  Please summarize the investment strategies employed by Investment Funds managed by Highbridge and by JP Morgan or other funds that the Adviser will invest in the summary section.

Response 34.  See Response 6 above.

Investment Selection

Comment 35.  What does the following sentence mean?  Is it saying that as long as it does not conflict with our policy to select affiliated funds we will select funds based on these criteria: "Consistent with the Fund's emphasis on investing in the Highbridge Funds and the JPM Funds, the Adviser will select Investment Funds using qualitative and quantitative criteria, including the Adviser's analysis of past performance of an Investment Fund during various time periods and market cycles, and the Investment Fund Managers' reputation, experience, expertise, adherence to investment philosophy and use of leverage."

Response 35.  We note again that although JP Morgan Chase & Co. and Highbridge Capital Management are affiliates of each other, and their respective Investment Funds are also affiliated with each other, none of such parties is a sponsor, promoter or adviser of, or otherwise an affiliated person of, the Fund.  The quoted sentence summarizes in general terms the various criteria used by the Adviser to select Investment Funds.  More fulsome disclosure of those criteria then follows.

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

General Risks of Investment in the Fund

Repurchase Risks

Comment 36.  Given possible complications with the RIC election, the payment of dividends, and repurchase of shares that may result, why would the Fund invest in hedge funds that have or may use "side pockets"?  What due diligence will the Adviser conduct with respect to a hedge fund's policy as to whether it may use side pockets?

Response 36.  See Response 10 above.

Fund Leverage

Comment 37.  Disclosure under this caption states that the Fund will incur leverage in connection with its investment activities.  This contradicts a previous statement that the Fund will only borrow to fund distributions and repurchases.  Please conform the disclosure.

Response 37.  We respectfully disagree with this comment.  The disclosure throughout the Offering Memorandum states that the Fund may incur leverage in connection with its investment activities, to satisfy repurchase requests and for other purposes.  Please see "Investment Summary – General Risks of Investing in the Fund."  See also Response 8 above.

Risks of Fund of Hedge Funds Structure

Investments in Non-Voting Stock; Inability to Vote

Comment 38.  Please disclose the Fund's policy with respect to investing in non-voting shares.  Disclose why the Fund would make such investments.  Will the Board of Directors approve such investments?

Response 38.  See Response 13 above.

Additional Risks

Comment 39.  Please add risk disclosure regarding Investment Funds' turnover rates in the summary risk disclosure.  Include the risk that the distributed capital gains will be taxed as ordinary income.

Response 39.  Disclosure will be added regarding the risk of Investment Fund turnover rates.  However, the Fund does not believe that it would be appropriate to disclose the specified tax risk out of the context of other tax risks faced by the Fund and its investors.  The Fund also does not wish to make forward-looking estimates as to the Fund's future tax mix.

Trading and Investment Risks of Investment Funds

Private Equity Investments

Comment 40.  There has been no previous mention of investment by the Fund in private equity partnerships.  To what extent will the Fund invest in such vehicles?  If the Fund will invest in such vehicles to any significant extent, please disclose this fact and the risks under the caption "Summary of Terms."

Response 40.  The Fund does not expect that its aggregate exposure to private equity investments through Investment Funds will be material in amount.  However, in an effort to provide fulsome disclosure, the Fund has included disclosure on private equity.  But the Fund does not believe that additional disclosure under the caption "Summary of Terms" is warranted.

Leverage Utilized by Investment Funds

Comment 41.  Does the Fund have an investment policy with respect to investing in leveraged hedge funds?  For example, does the Fund monitor the extent to which a hedge fund is leveraged?  Will the Fund decline to invest in a hedge fund that leverages beyond a certain limit?

Response 41.   See Response 9 above.

Side Pockets

Comment 42  Why would the fund invest in a fund that has created, or may create, side pockets?  Will the fund inquire about the hedge fund's policy with respect to side pockets before investing in it?

Response 42.  See Response 10 above.

Restricted and Illiquid Investments

Comment 43.  Please clarify whether the Fund will invest in a second layer of underlying funds and cause investors to incur three layers of fees.  Will any of the Investment Funds invest in registered investment companies?

Response 43.  As disclosed in the Offering Memorandum, investors will bear two layers of fees and expenses:  at the Fund level and at the Investment Fund level.  The Fund does not intend to invest in Investment Funds that are themselves funds-of-funds, although the Fund may not be aware if any Investment Fund is or has become a fund-of-funds, and will generally not have any authority to direct such Investment Fund to dispose of any investment in a registered investment company.

Comment 44.  Disclose whether the Fund has any restriction on the extent to which it may invest in Investment Funds that employ principal investment strategies of investing in restricted securities.

Response 44.  The Fund is not subject to an investment restriction with respect to the extent to which it may invest in Investment Funds that employ principal investment strategies of investing in restricted securities.  However, as noted earlier, the Adviser's diligence process focuses on risk management and investment and operational diligence and it will select Investment Funds using qualitative and quantitative criteria.  Investments by the Fund in underlying Investment Funds are made only after a comprehensive due diligence process has been undertaken by the Adviser consisting principally of a review of documentation provided by the Investment Fund manager, and conversations and in-person meetings with the Investment Fund's portfolio manager and other senior personnel.  As part of its due diligence inquiries, the Adviser generally seeks an understanding of the Investment Fund's focus on investing in restricted securities.  The Fund does not intend to invest in Investment Funds that make restricted securities a primary part of their investment strategy.

Investment Restrictions

Comment 45.  Clarify that the Fund's lending of its securities and entering into repurchase agreements are subject to the continuing 300% asset coverage requirement of Section 18(a) of the 1940 Act.  Confirm that the obligations of the sellers to repurchase securities under the repurchase agreements will be "collateralized fully" under Rule 5b-3.  Please explain the Board's role with respect to the Fund's lending of its portfolio securities.  Please confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.  To the extent that the Fund does engage in securities lending, the Fund will receive a portion of the income on the collateral invested by the Fund, consistent with industry standards.

Response 45.  We confirm that the obligations of the sellers to repurchase securities under the repurchase agreements will be "collateralized fully" under Rule 5b-3.  We also confirm that the Fund's lending of securities and entering into repurchase agreements will be subject to the continuing asset coverage requirement of Section 18(a) of the 1940 Act or asset segregation requirements established by Staff guidance.  The Board of Directors' role with respect to securities lending by the Fund will be one of oversight, although we note that because the Fund is a fund-of-funds investing in Investment Funds, it is unlikely that the Fund will ever engage in securities lending.

Comment 46.  Please revise the disclosure in the seventh bullet pursuant to the instruction to Item 8.2.b(2).

Response 46.  The disclosure in the seventh bullet has been revised pursuant to the instruction to Item 8.2.b(2).

Comment 47.  Revise the second paragraph to include disclosure regarding the continuing asset coverage requirement of Section 18(a) of the 1940 Act.

Response 47.  We believe that the Offering Memorandum contains adequate disclosure regarding the asset coverage requirement of Section 18(a) of the 1940 Act and, therefore, respectfully decline to include additional disclosure regarding the continuing asset coverage requirement of Section 18(a) of the 1940 Act.

MANAGEMENT OF THE FUND

Information About Each Board Member's Experience, Qualifications, Attributes or Skills

Comment 48.  Revise the fifth column of the table to read "Other Directorships/Trusteeships Held by Director Outside Fund Complex During the Past 5 Years."

Response 48.  The fifth column of the table has been revised to read "Other Directorships/Trusteeships Held by Director Outside Fund Complex During the Past 5 Years."

REPURCHASES OF UNITS AND TRANSFERS

Repurchases of Units

Comment 49.  The disclosure in the tenth paragraph again raises the issue of why, and to what extent, the Fund will invest in hedge funds that have or may use "side pockets"?

Response 49.  See Response 10 above.

Comment 50.  Please explain how requiring tendering investors to maintain an investment balance of at least $25,000 after a repurchase is affected does not violate Rule 13e-4 and Regulation 14E under the 1934 Act and Section 23 of the 1940 Act.

Response 50.  If an investor tenders in part an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  In such a case, the investor's tendered amount would be reduced, whether or not proration became necessary, so that the investor maintained the minimum investment balance.  If, however, an investor were to tender his/her entire interest and proration became necessary, the investor would be entitled to full proration even if the investor's resulting balance would be below the minimum level.  Accordingly, we do not believe that this policy violates Rule 13e-4 and Regulation 14E under the Securities Act of 1934, as amended and Section 23 of the 1940 Act.

CALCULATION OF NET ASSET VALUE

Comment 51.  Provide us with a copy of the written valuation procedures adopted, and to be followed, by the Board of Directors to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Response 51.  The Fund's valuation procedures will be provided to you supplementally.

_______________________________

Should members of the Staff have any questions or comments regarding the Registration Statement, they should call the undersigned at 212.806.5790 or, in his absence, Brad A. Green at 212.806.6274.

Very truly yours,

/s/ Gary L. Granik
Gary L. Granik

cc: Brad A. Green